

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2025

James E. Besser
Chief Executive Officer
Modular Medical, Inc.
10740 Thornmint Road
San Diego, CA 92127

> **Re: Modular Medical, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 25, 2025**
> **File No. 333-286768**

Dear James E. Besser:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Sawicki at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Lawrence Metelitsa, Esq.